Exhibit 99.1

NOTICE OF SPECIAL MEETING OF PNI SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Special Meeting”) of the holders (“PNI Shareholders”) of common shares (“PNI Shares”) of PNI Digital Media Inc. (“PNI”) will be held on July 8, 2014, commencing at 9:00 a.m. (PDT) at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia, for the following purposes:

(a)

to consider, pursuant to an interim order of the Supreme Court of British Columbia dated June 2, 2014, as the same may be amended (the “Interim Order”), and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is attached as Appendix A to the accompanying management proxy circular of PNI (the “Circular”), approving an arrangement (the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving, among other things, the acquisition by Staples Acquisition Canada ULC (“Staples Acquireco”), a wholly-owned subsidiary of Staples, Inc. (“Staples”), of all of the issued and outstanding PNI Shares, including the shares issuable on exercise of outstanding stock options of PNI and warrants of PNI, all as more particularly described in the Arrangement Agreement (as defined below); and

(b)	to transact such further or other business as may properly be brought before the Special Meeting or at any adjournment or postponement thereof.

The enclosed Circular contains a summary of the terms of the arrangement agreement among Staples, Staples Acquireco and PNI dated May 2, 2014 (the “Arrangement Agreement”) providing for the Arrangement.

The plan of arrangement to give effect to the Arrangement (the “Plan of Arrangement”) and the Interim Order are attached to the Circular as Appendix B and Appendix E, respectively. The full text of the Arrangement Agreement may be found under PNI’s profile on SEDAR at www.sedar.com.

The Board of Directors of PNI unanimously recommends that PNI Shareholders vote FOR the Arrangement Resolution. PNI Shareholders of record as of 5:00 p.m. (PDT) on June 4, 2014, the record date for the Special Meeting, are entitled to notice of, and to vote at, the Special Meeting or any adjournment(s) or postponement(s) thereof.

If you are a registered PNI Shareholder (a “Registered Shareholder”), whether or not you plan to attend the Special Meeting in person, please vote by completing the enclosed form of proxy and returning it in the envelope provided for this purpose, or by following the procedures for internet, telephone or facsimile voting provided in the accompanying Circular, before 9:00 a.m. (PDT) on July 4, 2014 (or, if the Special Meeting is adjourned or postponed, at the time on the business day in Vancouver, British Columbia that is 48 hours (excluding Saturdays, Sundays, and holidays) before the Special Meeting Registered Shareholders of PNI can submit their proxies to PNI (a) by delivering the completed proxy using the pre-addressed, postage prepaid envelope provided for this purpose, or alternatively by mailing your proxy to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1; (b) over the internet by going to www.investorvote.com and following the instructions provided; (c) by telephone, by calling 1-866-732-VOTE (8683) (toll free within North America) or 312-588-4290 (International) and following the instructions provided; or (d) by facsimile to PNI, c/o Computershare Investor Services Inc., at (416) 263-9524.

If you are a non-registered PNI Shareholder (a “Beneficial Shareholder”), you must follow the instructions provided by your broker, investment dealer, bank, trust company or other intermediary to ensure that your vote is counted at the Special Meeting.

If you do not vote, or do not instruct your broker, investment dealer, bank, trust company or other intermediary how to vote, you will not be considered to be present in person or represented by proxy for the purpose of voting on the Arrangement Resolution. PNI Shares represented by a properly executed proxy will be voted on any ballot that may be conducted at the Special Meeting in accordance with your instructions and, if you specify a choice with respect to any matter to be acted upon at the Special Meeting, your PNI Shares will be voted accordingly. In the absence of instructions, your PNI Shares will be voted FOR the Arrangement Resolution.

Pursuant to the Interim Order, Registered Shareholders have been granted a right to dissent in respect of the Arrangement Resolution and, if the Arrangement becomes effective, to be paid an amount equal to the fair value of their PNI Shares, in accordance with the BCBCA, as modified and supplemented by the Interim Order. This right is described in the Circular. The dissent procedures are technical and require that a Registered Shareholder who wishes to dissent must send to PNI c/o McMillan LLP, Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Attention: Karen Carteri, not later than 2:00 p.m. (PDT) on July 3, 2014 (or, if the Special Meeting is adjourned or postponed, the business day in Vancouver, British Columbia, Toronto, Ontario, and New York, New York that is two business days immediately preceding the date set for the Special Meeting), a written notice of objection to the Arrangement Resolution and must otherwise comply strictly with the dissent procedures described in the Circular, and the BCBCA, as modified and supplemented by the Interim Order. Failure to comply strictly with the dissent procedures may result in the loss or unavailability of the right to dissent. See “Dissenting Registered Shareholders’ Rights” in the Circular and Appendix F to the Circular. A Beneficial Holder of PNI Shares who wishes to exercise Dissent Rights must arrange for the relevant Registered Shareholder to deliver the Dissent Notice.

The Circular provides additional information relating to matters to be dealt with at the Special Meeting and is deemed to form part of this notice. Any adjourned or postponed Special Meeting resulting from an adjournment or postponement of the Special Meeting will be held at a time and place to be specified either by PNI before the Special Meeting or by the chairman of the Special Meeting at the Special Meeting.

If you have any questions or require assistance with voting your Proxy, please contact our proxy solicitation agent, Laurel Hill Advisory Group, toll free at 1-877-452-7184 (416-304-0211 collect) or by email at assistance@laurelhill.com.

DATED at Vancouver, British Columbia this 4th day of June, 2014. BY ORDER OF THE BOARD OF DIRECTORS

“Kyle Hall” (signed)

Kyle Hall
President and Chief Executive Officer